UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Invacare Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46124A101

(CUSIP Number)

Dov Gertzulin

DG Capital Management, LLC

460 Park Avenue, 22nd Floor

New York, NY 10022

(646) 942-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS DG Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,319,518
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,319,518

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,319,518
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Based on 20,407,725 shares of common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation (the “Issuer”) outstanding as of October 29, 2024, as represented by the Issuer in the A&R Exchange Agreement (as defined below and filed as an exhibit hereto).

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS Dov Gertzulin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,319,518
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,319,518

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,319,518
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)	Based on 20,407,725 shares of Common Stock outstanding as of October 29, 2024, as represented by the Issuer in the A&R Exchange Agreement.

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS DG Value Partners II Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,323,209
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,323,209

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,323,209
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 20,407,725 shares of Common Stock outstanding as of October 29, 2024, as represented by the Issuer in the A&R Exchange Agreement.

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS DG Value Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 550,609
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 550,609

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,609
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 20,407,725 shares of Common Stock outstanding as of October 29, 2024, as represented by the Issuer in the A&R Exchange Agreement.

Explanatory Note

This Amendment No. 6 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2023, as amended by Amendment No. 1 on September 11, 2023, Amendment No. 2 on February 2, 2024, Amendment No. 3 on February 15, 2024, Amendment No. 4 on March 15, 2024 and Amendment No. 5 on April 10, 2024 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of DG Capital Management, LLC, a Delaware limited liability company (“DG Capital”), Dov Gertzulin, a citizen of the United States of America, DG Value Partners II Master Fund, LP, a Cayman Islands limited partnership (“DG Value II”) and DG Value Partners, LP, a Delaware limited partnership (“DG Value” and together with DG Capital, Mr. Gertzulin and DG Value II, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation, a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

As set forth in Amendment No. 5 to this Schedule 13D, the Issuer and the Reporting Persons, together with the stockholders listed in the table in Item 5 hereto (the “Named Stockholders”), and/or their respective affiliates, previously entered into a Third Amendment to the Loan Agreement, the Master Equity Agreement and the Exchange Agreement, as those terms are defined in said Amendment No. 5. In connection with ongoing discussions regarding, among other things, the transactions contemplated by those agreements and to provide and make available further funding to the Company, the Reporting Persons, together with the Named Stockholders, and/or their respective affiliates, entered into with the Issuer (and, as applicable, certain of its Subsidiaries), (a) a Forbearance Agreement and Fourth Amendment to Loan and Security Agreement, dated as of October 29, 2024 (the “Fourth Amendment”; as so amended, the “Amended Loan Agreement”), (b) a Master Equity Agreement Termination Agreement, dated as of October 29, 2024 (the “Master Equity Termination Agreement”), (c) an Amended and Restated Exchange Agreement, dated as of October 29, 2024 (the “A&R Exchange Agreement”) and a First Amendment to Board Observer Agreement, dated as of October 29, 2024 (the “BOA Amendment”).

The Fourth Amendment, among other things and subject to the terms and conditions set forth therein, provides for and permits: (a) additional funding by the Reporting Persons and/or their affiliates, together with the Named Stockholders and their respective affiliates, up to their proportionate share of an aggregate amount of up to $4.48 million, (b) the forbearance of certain existing and prospective defaults and events of default, and the modification of certain covenants of the Issuer and its subsidiaries, (c) the increase in the principal amount outstanding under the Amended Loan Agreement to reflect the exchange transactions with the Reporting Persons and the Named Stockholders in the aggregate amount of up to approximately $156.85 million as contemplated by the A&R Exchange Agreement described below, and (d) the accrual of PIK (payment-in-kind) interest on the additional principal amount, together with interest accrued thereon, attributable to such exchange The source of funds for advances by the Reporting Persons or their affiliates under the Amended Loan Agreement has been and is anticipated to continue to be their working capital. The BOA Amendment amended the termination provision of the Board Observer Agreement between DG Capital and the Issuer, dated as of May 5, 2023. The Board Observer Agreement was amended primarily to reflect the voting rights attributable to the new Series B Preferred Stock (as defined below).

The Reporting Persons and the Named Stockholders and/or their respective affiliates, have also agreed to become a party, as additional lenders, to the Company’s Amended and Restated Credit Agreement, dated as of May 5, 2023, pursuant to a Forbearance Agreement and First Omnibus Amendment to Credit Agreement and Loan Documents, dated as of October 29, 2024 (the “Term Loan Amendment”, and as so amended, the “Term Loan Agreement”). Under the Term Loan Amendment, and subject to the terms and conditions thereof, the Reporting Persons and the Named Stockholders and/or their respective affiliates have agreed to loan their proportionate share of an aggregate amount of up to $7.5 million as a term loan under the Term Loan Agreement. As of the date of this report, there are no amounts outstanding to the Reporting Persons and/or their respective affiliates pursuant to the Term Loan Agreement.

The Master Equity Termination Agreement terminated the Master Equity Agreement, and the A&R Exchange Agreement modified the previously contemplated capital restructuring under the Master Equity Agreement and the Exchange Agreement. Pursuant to the A&R Exchange Agreement, effective as of October 29, 2024, the Reporting Persons, together with the Named Stockholders exchanged each share of 9.00% Series A Convertible Participating Preferred Stock of the Issuer (the “Series A Preferred Stock”) then held by such person for (i) one share of nonconvertible Series B Redeemable Preferred Stock (the “Series B Preferred Stock”) of the Issuer and (ii) an increase by approximately $26.41 of the principal amount due to the Reporting Persons and/or certain of their affiliates under the Amended Loan Agreement, which is the amount 92.5% of the sum of the liquidation preference plus the Redemption Dividend Amount (as defined in the Certificate of Designation for the 9.00% Series A Convertible Participating Preferred Stock as then in effect) accrued thereon through the date of the closing of the exchange. As a result, the Reporting Persons exchanged an aggregate of 1,408,002 shares of Series A Preferred Stock for 1,408,002 shares of Series B Preferred Stock, and the principal amount of due to the Reporting Persons and/or their affiliates under the Amended Loan Agreement was increased by an aggregate of approximately $37.2 million. Following the exchange, the Reporting Persons no longer own any shares of Series A Preferred Stock.

On October 29, 2024, the Reporting Persons, together with holders representing more than a majority of the voting power of the Issuer’s issued and outstanding Series A Preferred Stock, acted by written consent in lieu of a special meeting of Series A Preferred Stockholders, among other things, (i) to approve a Certificate of Designations for the Series B Preferred Stock (the “Series B Certificate of Designations”) and (ii) to approve an Amended and Restated Certificate of Designations for the Series A Preferred Stock (the “A&R Series A Certificate of Designations”).

The following is a summary of certain provisions of the Series B Certificate of Designations.

Voting. To the fullest extent permitted by law, each share of Series B Preferred Stock entitles the holder to (i) vote together with the holders of the Series A Preferred Stock as a single class on any matters submitted to the holders of the Series A Preferred Stock for approval, and (ii) vote together with the holders of Common Stock and the Series A Preferred Stock as a single class on matters submitted to the Issuer’s stockholders for approval. Each share of Series B Preferred Stock entitles the holder to have that number of votes per share that each share of Series A Preferred Stock would be entitled to, assuming a holder of Series A Preferred Stock could vote on such matter, provided that at no time will a holder have less than one vote per share of Series B Preferred Stock. The Series B Preferred Stock also retains the right to vote, as a separate class, on certain matters set forth in the Series B Certificate of Designations.

Conversion. The Series B Preferred Stock is not convertible into Common Stock or any other security.

Dividends. The Series B Preferred Stock has no dividend rights.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the Issuer, the Series B Preferred Stock shall be entitled to receive an amount equal to its par value, or $0.001 per share. A holder of Series B Preferred Stock has no other rights to distributions upon any liquidation, dissolution or winding up of the Issuer.

The Reporting Persons have and continue to engage in discussions with the Issuer’s management, board of directors and other stockholders with respect to the matters previously set forth in the Schedule 13D and may in the future take actions with respect to their investment in the Issuer with respect thereto.

The foregoing descriptions of the Fourth Amendment, the A&R Exchange Agreement, the Master Equity Termination Agreement, the A&R Series A Certificate of Designations, the Series B Certificate of Designations, the BOA Amendment and the Term Loan Amendment are qualified in their entirety by reference to the full text of those agreements and documents, which are attached as Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11 and Exhibit 12, respectively, hereto and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

(a)–(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference.

The shares of Common Stock reported herein are held by private investment funds and separately managed accounts (the “DG Entities”) for which DG Capital serves as the investment manager. Dov Gertzulin serves as the managing member of DG Capital. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Stock owned directly by the DG Entities. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Common Stock for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(c) No transactions in the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Stock except to the extent of his or her or its pecuniary interest therein.

In addition to the foregoing “group,” as a result of the Reporting Persons’ involvement in the actions described in Item 4 of this Schedule 13D Amendment, the Reporting Persons may be deemed to be member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Such “group” may constitute one or more of the following entities (including funds and accounts managed by each entity):

Name	Common Stock		Series B Preferred Stock
	Number of Shares Beneficially Owned(1)(2)	% of Class(3)	Number of Shares Beneficially Owned(1)(2)	% of Class(4)
DG Capital Management, LLC	6,319,518	31.0%	1,408,002	23.7%
Davidson Kempner Capital Management LP	2,122,386	10.4%	472,865	8.0%
Endurant Capital Management LP	2,986,528	14.6%	2,431,075	40.9%
Silverback Asset Management LLC	4,052,547	19.9%	912,980	15.4%
Tenor Capital Management Co. L.P.	3,167,931	15.5%	713,698	12.0%
Total	18,648,910	91.4%	5,938,620	100.0%

(1)	Per each entity’s SEC filings.
(2)

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security or the right to acquire such power within 60 days.

(3)	Based on 20,407,725 shares of Common Stock outstanding as of October 29, 2024, as represented by the Issuer in the A&R Exchange Agreement.
(4)	Based on 5,938,620 shares of Series B Preferred Stock outstanding as of October 29, 2024, as represented by the Issuer in the A&R Exchange Agreement.

The “group” may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group.” As such, the “group” may be deemed to beneficially own in the aggregate 18,648,910 shares of Common Stock. The entities listed in the table in this Item 5 other than the Reporting Persons herein have been notified that such entities, and the funds and accounts managed by each entity, may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Schedule 13D Amendment nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

6	Forbearance Agreement and Fourth Amendment to Loan and Security Agreement, dated October 29, 2024.

7	Amended and Restated Exchange Agreement, dated October 29, 2024.

8	Master Equity Agreement Termination Agreement, dated October 29, 2024.

9	Amended and Restated Certificate of Designations of 9.00% Series A Convertible Participating Preferred Stock, dated October 29, 2024.

10	Certificate of Designations of Series B Redeemable Preferred Stock, dated October 29, 2024.

11	Form of First Amendment to Board Observer Agreement, dated October 29, 2024.

12	Forbearance Agreement and First Omnibus Amendment to Credit Agreement and Loan Documents, dated as of October 29, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2024

DG CAPITAL MANAGEMENT, LLC

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Managing Member

DOV GERTZULIN

/s/ Dov Gertzulin

DG VALUE PARTNERS II MASTER FUND, LP

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Authorized Signatory

DG VALUE PARTNERS, LP

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Authorized Signatory